Lamb Weston Holdings, Inc.

222 W. Merchandise Mart Plaza

Suite 1300

Chicago, Illinois 60654

October 17, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief, Office of Natural Resources Parhaum J. Hamidi, Attorney-Adviser Wei Lu, Staff Accountant Shannon Buskirk, Staff Accountant

Re:	Lamb Weston Holdings, Inc. Amendment No. 3 to Registration Statement on Form 10-12B Filed October 5, 2016 File No. 1-37830

Ladies and Gentlemen:

Lamb Weston Holdings, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 14, 2016 (the “Comment Letter”) with respect to our Amendment No. 3 to the Registration Statement on Form 10-12B filed October 5, 2016 (the “Registration Statement”).

This letter is being filed with Amendment No. 4 to the Registration Statement (the “Amendment”). Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Risk Factors, page 14

Risks Relating to Ownership of Our Common Stock, page 27

1. We note that Section 2 of Article XI of your amended and restated bylaws appears to set forth an exclusive forum provision. Please expand your disclosure here or elsewhere as appropriate to discuss this exclusive forum provision and any related material impact on you and your shareholders. In this regard, please discuss whether such provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have expanded our disclosure to include a risk factor relating to the exclusive forum provision in our amended and restated bylaws.

Unaudited Pro Forma Combined Financial Data, page 47

2. Please update the description of pro forma adjustment (D) on page 50 to include the expanded disclosure provided in your prior amendment and in response to comment 5 of our letter dated September 9, 2016.

United States Securities and Exchange Commission

October 17, 2016

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure to include the expanded disclosure provided in response to comment 5 of the Staff’s letter dated September 9, 2016.

Financial Statements

Unaudited Combined Statements of Comprehensive Income, page F-33

3. Please revise the line item description for pension and post-employment obligations to identify these amounts as related to your equity method investees, similar to the revisions provided in your prior amendment and in response to comment 15 of our letter dated September 9, 2016.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised the line item description for pension and post-employment obligations to identify these amounts as related to our equity method investees.

* * * * * * * * *

In connection with the above response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (312) 549-5000.

Sincerely yours,

/s/ Colleen R. Batcheler

Colleen R. Batcheler
Vice President